EXPENSE LIMITATION AGREEMENT

This agreement is made as of the 16th day of November, 2006 by and between MANNING & NAPIER FUND, INC., a Maryland Corporation (the "Fund"), and MANNING & NAPIER ADVISORS, INC., a New York Corporation (the "Advisor"), with respect to the following:

WHEREAS, the Advisor serves as the investment advisor to certain series of the Fund (each, a "Series"), as listed on Schedule A, pursuant to an Investment Advisory Agreement dated April 30, 1993, as amended from time to time (the "Investment Advisory Agreement"); and

WHEREAS, the Fund and the Advisor desire to enter into a contractual fee waiver arrangement for the period beginning May 1, 2007 and ending on April 30, 2008.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1. The Advisor agrees to waive its fee and/or reimburse expenses so that each Series’ total annual fund operating expenses does not exceed the "Expense Limitation" for such Series as set forth on Schedule A for the period beginning on May 1, 2007 and ending on April 30, 2008.

2. Upon the termination of the Investment Advisory Agreement this Agreement shall automatically terminate.

3. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, as amended (the "1940 Act") shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission ("SEC") issued pursuant to said Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise the provisions of this Agreement shall be interpreted in accordance with the laws of Maryland.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

MANNING & NAPIER FUND, INC.
On behalf of each of its Series listed on Schedule A hereto

by: /s/ B. Reuben Auspitz
By: B. Reuben Auspitz
Title: President

MANNING & NAPIER ADVISORS, INC.

By: /s/ Michelle Thomas
By: Michelle Thomas
Title: Corporate Secretary

SCHEDULE A

Series	Expense Limitation
Core Bond Series	0.80%
New York Tax Exempt Series	0.85%
Ohio Tax Exempt Series	0.85%
Diversified Tax Exempt Series	0.85%
Core Plus Bond Series	0.90%
Technology Series	1.20%
High Yield Bond Series	1.20%
Financial Services Series	1.20%